Filed by UBS Group AG and

UBS AG (Commission File No. 1-15060)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG

(Commission File No. 1-15060)

UBS AG P.O. Box CH-8098 Zurich CH-4002 Basel www.ubs.com

UBS AG: New holding company

Dear shareholder,

As we announced with our first quarter 2014 results, we intend to establish a holding company for UBS AG («UBS») and its subsidiaries (the «Group»). The establishment of a holding company, along with other measures we have already announced, is intended to substantially improve the resolvability of the Group in response to evolving global regulatory requirements. We anticipate that these measures will allow the Group to qualify for a capital rebate under the Swiss «too-big-to-fail» requirements. This rebate would result in lower capital requirements for the Group.

In order to implement the holding structure, UBS has established UBS Group AG («UBS Group») as a new wholly owned subsidiary. On September 29, 2014, UBS Group announced a share-for-share exchange offer to acquire all issued UBS shares in exchange for new UBS Group shares (the «Offer»). Upon completion of the Offer, UBS Group will hold all or the majority of UBS shares and thus become the parent company of UBS, and the new holding company of the Group.

Following completion of the Offer and a squeeze-out process to obtain full ownership of UBS, we expect to propose to shareholders of UBS Group a supplementary capital return of at least CHF 0.25 per share.

The Board of Directors of UBS has unanimously recommended that its shareholders accept the Offer. Therefore, this letter is intended to provide an overview of some of the terms of the Offer and how you should proceed should you wish to accept it. You are urged to read the Offer documents which can be obtained as described below under «Further information».

Exchange Offer

The Offer is made on the basis of an exchange ratio of 1:1; i.e., if you accept the Offer you will receive one new UBS Group share in exchange for each existing UBS share you have tendered in the Offer, provided you are permitted to do so under the applicable securities laws of your country of residence.

Shares of UBS Group will carry the same voting and economic rights as the UBS shares. Furthermore, the Offer will not involve any change to our Board of Directors or Group Executive Board. Therefore, your rights as a UBS Group shareholder following successful completion of the Offer will be substantially the same as your rights as a current UBS shareholder. However, should you choose not to participate in the Offer, we draw your attention to the details set out below under «Considerations regarding acceptance of the Offer».

Subject to the Offer being successful, UBS Group shares will be listed on SIX Swiss Exchange («SIX») and the New York Stock Exchange («NYSE»). They will replace the UBS shares in the Swiss Performance Index («SPI») and the Swiss Market Index («SMI»).

Conditions of the Offer

The Offer is subject to a number of conditions, including that the number of UBS shares tendered by the expiration of the initial acceptance period, together with any UBS shares already owned by UBS Group, must represent at least 90% of all UBS shares in issue. For further details on the terms and conditions of the Offer, please refer to the Offer documents which can be obtained as described below under «Further information».

Indicative timeline of the Offer

October 14, 2014	Start of initial acceptance period of the Offer; opening of separate trading line on SIX for tendered UBS shares held in the SIS settlement system in Switzerland
November 11, 2014	End of initial acceptance period of the Offer (for UBS shares held in DTC or directly with Computershare, 5:00 pm New York City Time, and for UBS shares held in the SIS settlement system, 4:00 pm CET)*
November 12, 2014	Publication of preliminary interim results of the Offer (via media release)*
November 17, 2014	Publication of definitive interim results of the Offer (via media release and print media)*
November 17, 2014	Start of additional acceptance period of the Offer*
November 19, 2014	First settlement: delivery of the new UBS Group shares for the UBS shares tendered during the initial acceptance period*
November 19, 2014	Listing and first trading day of UBS Group shares on SIX and NYSE, and replacement of UBS with UBS Group in the SPI and SMI*
December 1, 2014	End of additional acceptance period of the Offer (for UBS shares held in DTC or directly with Computershare, 5:00 pm New York City Time, and for UBS shares held in the SIS settlement system, 4:00 pm CET)*; close of separate trading line on SIX for tendered UBS shares held in the SIS settlement system*
December 2, 2014	Publication of preliminary final results of the Offer (via media release)*
December 5, 2014	Publication of definitive final results of the Offer (via media release and print media)*
December 9, 2014	Second settlement: delivery of the new UBS Group shares for the UBS shares tendered during the additional acceptance period*
*	Subject to a potential extension of the Offer period

Considerations regarding acceptance of the Offer

When making your decision, we recommend that you give attention to the following considerations:

•	The establishment of a holding company through the Offer aims to substantially improve the resolvability of the Group in response to Swiss «too-big-to-fail» requirements and similar requirements in other countries in which we operate. After an extensive review and discussions with FINMA and our other competent regulators, the holding structure has been selected as the preferred resolution strategy. As stated above, we anticipate that the holding structure and the other measures already announced regarding the Group legal structure will allow the Group to qualify for a capital rebate in Switzerland. If granted by FINMA, this rebate would result in lower overall capital requirements for the Group.

•	We expect to propose a supplementary capital return by UBS Group for the benefit of its shareholders once UBS Group has obtained full ownership of UBS.

In addition, we recommend that you consider these risks associated with not participating in the Offer when deciding whether to tender your UBS shares:

•	Given the limited number of UBS shares that would remain outstanding following a successful completion of the Offer, the market for UBS shares would be less liquid and the value of any UBS shares you retain may be lower or fluctuate more widely following completion of the Offer.

•	It is expected that the listing of UBS Group shares on SIX and the NYSE will be effective from November 19, 2014 (subject to a potential extension of the Offer). As of the same date, it is expected that the UBS Group shares will be included in the SPI and the SMI, whereas UBS shares will be excluded from both indices. As described in the Offer documents, UBS Group expects to initiate the delisting of the UBS shares from the SIX and the NYSE as soon as practicable after completion of the Offer.

•	If, in the Offer or three months thereafter, UBS Group acquires more than 98% of the UBS shares in issue, it intends to achieve full ownership of UBS by applying for cancellation of the remaining UBS shares in accordance with the Swiss Stock Exchange Act. If, during the same period or at any time thereafter, UBS Group acquires between 90% and 98% of the total UBS shares in issue, it expects to conduct a «squeeze-out merger» under Swiss law. In both cases, remaining UBS shareholders will be compensated by receiving UBS Group shares for their UBS shares on a one-for-one basis. However, delivery of UBS Group shares in the squeeze-out will occur at least a number of months after completion of the Offer, and thus much later than in the Offer.

•	Furthermore, UBS may change its dividend policy following completion of the Offer and remaining UBS shareholders may receive lower or less frequent dividends than in the past or when compared to dividends paid to shareholders of UBS Group.

Procedures for accepting the Offer

If you hold your UBS shares in the DTC system through a custody account with a custodian bank or broker, you should instruct your broker, dealer, commercial bank, trust company or other entity through which you hold your shares to arrange for the DTC participant holding your shares in its DTC account to tender your shares in the Offer in the U.S. to the U.S. exchange agent, Computershare Trust Company, N.A., by means of delivery through the DTC book-entry confirmation facility (ATOP) of your shares to the DTC account of the U.S. exchange agent, together with an agent’s message acknowledging that the tendering participant has received and agrees to be bound by the terms of the offer, prior to the expiration date of the Offer. All tenders of UBS shares through the DTC book-entry confirmation facility must be received by the U.S. exchange agent before the expiration date of the Offer.

If you hold UBS shares in the form of one or more share certificates in the U.S., you may tender your UBS shares by delivering to the U.S. exchange agent, Computershare Trust Company, N.A., a properly completed and duly executed letter of transmittal, with all applicable signature guarantees from an eligible guarantor institution together with the certificate(s) evidencing your UBS shares specified on the face of the letter of transmittal, and any other required documents, prior to the expiration date of the Offer.

For Overnight Mail:	For Mail:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
Attn. Corporate Actions Voluntary Offer	Attn. Corporate Actions Voluntary Offer
250 Royall Street	P.O. Box 43011
Suite V	Providence, RI 02940-3011
Canton, MA 02021

If you hold your UBS Shares in book-entry form in direct registration with Computershare, you may tender your UBS Shares by delivering to the U.S. exchange agent a properly completed and duly executed letter of transmittal, with all applicable signature guarantees from an eligible guarantor institution and any other required documents, prior to the expiration date of the offer. Because certificates are not issued for UBS Shares held in direct registration form, you do not need to deliver any certificates representing those shares to the U.S. exchange agent.

If you hold your UBS shares in the SIS settlement system in Switzerland with a custodian bank or broker, you will be contacted by the custodian bank which holds your UBS shares at the beginning of the initial acceptance period. Your custodian bank will provide you with information and instructions on how to tender your UBS shares. Please proceed according to those instructions.

If you hold your UBS shares in the SIS settlement system in Switzerland, and you tender them into the Offer, those UBS Shares will be assigned a new Swiss security number (24.770.431) and will be tradable on SIX on a separate trading line for tendered shares until the end of the additional acceptance period. Therefore, the separate trading line provides you with the possibility to sell your UBS shares after you have tendered them in the Offer. If you wish to sell or buy tendered UBS shares on the separate trading line, you should instruct your custodian bank to do so. Customary stock exchange charges and brokerage fees apply to sales and purchases of UBS shares on the separate trading line and have to be borne by the respective buyers and sellers.

Tax consequences

For information on the Swiss and U.S. tax considerations relating to the Offer, please refer to the «Material Tax Considerations» section of the U.S. Offer to Exchange/Prospectus (see below under «Further information»). You should consult your own tax advisor on the tax consequences to you of tendering your UBS shares in the Offer.

Further information

UBS and UBS Group have filed and will file materials relevant to the Offer with the SEC. Among other materials, UBS Group has filed a Registration Statement on Form F-4 and will file a final offer to exchange/prospectus and a Statement on Schedule TO, and UBS will file a Recommendation Statement on Schedule 14D-9 (together, the «U.S. Offer Documents»). For full details on the Offer, you should consult the U.S. Offer Documents. INVESTORS LOCATED IN THE UNITED STATES ARE URGED TO READ ANY DOCUMENT REGARDING THE OFFER FILED OR TO BE FILED WITH THE SEC BY UBS AND UBS GROUP IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors located in the United States will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Printed copies of such documents may also be obtained from UBS’s information agent Georgeson at +1 (888) 613 9817, without charge, once they are filed with the SEC.

Our support team is available to address any questions you may have, either by phone +1 (888) 613 9817, or via e-mail at UBSinfoagent@georgeson.com.

On behalf of the Board of Directors and the Group Executive Board, we would like to thank you in advance for endorsing this important step in our firm’s history. We trust in your continued support as a shareholder of UBS Group going forward.

Yours sincerely

UBS AG

Axel A. Weber	Sergio P. Ermotti
Chairman	Group Chief Executive Officer

Important Notices

The exchange offer described herein is addressed to UBS’s shareholders and only to persons to whom it may be lawfully addressed. The exchange offer will be made to the public in Switzerland and the United States, as well as in certain member states of the EEA (the «EEA Jurisdictions»). The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland, the United States or the EEA Jurisdictions, or to custodians, nominees or trustees of such persons (the «Excluded Shareholders») may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of this announcement, the Swiss offer prospectus, the prospectus approved by the Central Bank of Ireland (the «EU Prospectus») and published in connection with the public offering of shares of UBS Group in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, a declaration of acceptance and any other document or material relevant thereto (together, the «Exchange Offer Documents») is illegal or contravenes any applicable legislation, rule or regulation (together, the «Excluded Territories»). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland or the EEA Jurisdictions (or any documents relating to the U.S. exchange offer other than in the United States) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document is sent for information purposes only. Separate documentation related to the exchange offer will be made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It is the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS and UBS Group have filed and will file materials relevant to the U.S. exchange offer with the SEC. Among other materials, UBS Group has filed a Registration Statement on Form F-4 and will file a final offer to exchange/prospectus and a Statement on Schedule TO and UBS will file a Recommendation Statement on Schedule 14D-9. INVESTORS LOCATED IN THE UNITED STATES ARE URGED TO READ ANY DOCUMENT FILED OR TO BE FILED WITH THE SEC BY UBS AND UBS GROUP IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

INVESTORS LOCATED IN THE UNITED STATES WILL BE ABLE TO OBTAIN A FREE COPY OF SUCH FILINGS WITHOUT CHARGE, AT THE SEC’S WEBSITE (HTTP://WWW.SEC.GOV) ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC. Copies of such documents may also be obtained from UBS, without charge, once they are filed with the SEC. None of these documents and other materials filed or to be filed with the SEC in connection the U.S. exchange offer forms part of the Exchange Offer Documents or is incorporated therein by reference.

In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a «Relevant Member State»), an offer to the public of any UBS Group shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the offering of UBS Group shares in the initial acceptance period pursuant to the exchange offer in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom contemplated in the EU Prospectus (from the time the EU Prospectus has been approved by the Central Bank of Ireland, in its capacity as the competent authority in Ireland, and published in accordance with the Prospectus Directive as implemented in Ireland and in the case of Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, passported), except that an offer to the public in that Relevant Member State of the UBS Group shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined in the Prospectus Directive;

•

to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of UBS Group shares shall result in a requirement for UBS Group to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the provisions above, the expression an «offer to the public» in relation to any UBS Group shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the exchange offer and the UBS Group shares to be offered so as to enable an investor to decide to accept the exchange offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression «Prospectus Directive» means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression «2010 PD Amending Directive» means Directive 2010/73/EU.

If you are in the EEA and you are in any doubt about the exchange offer, the contents of this letter or what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser (being, in the case of residents in Ireland, an organisation or firm authorized or exempted pursuant to the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 or the Investment Intermediaries Act 1995 (as amended) or otherwise from an appropriately authorized independent financial adviser if you are in a territory outside Ireland).

If you are in the EEA, nothing contained in this letter shall form the basis of any contract or commitment whatsoever. No representation or warranty, express or implied, is given by or on behalf of UBS Group or UBS, any of such person’s directors, officers, employees or affiliates or any other person as to the fairness, accuracy or completeness of the contents of this letter.

If you are in the EEA, nothing in this letter shall be relied upon as a promise or representation whether as to the past or the future. There is no obligation on any person to update this document, correct any inaccuracies which may become apparent or to publicly announce the result of any revision to the statements made herein except to the extent that they would be required to do so under applicable law or regulation. To the extent permitted by law, no responsibility or liability whatsoever is accepted by UBS Group or UBS, or any such person’s directors, officers, employees or affiliates or any other person for any loss howsoever arising, directly or indirectly, from any use of this letter or such information or options contained herein or otherwise arising in connection herewith.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as «anticipate», «believe», «expect», «guidance», «intend», «outlook», «plan», «target» and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for UBS and for UBS Group following completion of the exchange offer; management’s outlook for financial performance of UBS and its subsidiaries (the «Group») and statements relating to the anticipated effect of transactions and strategic initiatives on the Group’s business and future development are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons, including (1) the degree to which the Group is successful in executing its announced strategic plans, including its efficiency initiatives and the planned further reduction in Basel III risk-weighted assets («RWA») and leverage ratio denominator; (2) developments in the markets in which the Group operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of its clients and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (4) changes in or the implementation of financial legislation and regulation in Switzerland, the U.S., the U.K. and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (5) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority («FINMA») will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (6) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the Group (including the exchange offer), a U.S. intermediate holding company, changes in the operating model of UBS Limited and other changes which the Group may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of the Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (7) changes in the Group’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect its ability to compete in certain lines of business; (8) the liability to which UBS and its subsidiaries may be exposed, or possible constraints or sanctions that regulatory authorities might impose on them, due to litigation, contractual claims and regulatory investigations; (9) the effects on the Group’s cross-border banking business of tax or regulatory developments and of possible changes in the Group’s policies and practices relating to this business; (10) the Group’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (11) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (12) limitations on the effectiveness of internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (13) whether UBS and its subsidiaries will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (14) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (15) the effect that these or other factors or unanticipated events may have on the Group’s reputation and the additional consequences that this may have on its business and performance. The Group’s business and financial performance could be affected by other factors. Although UBS and UBS Group believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, UBS and UBS Group cannot assure you that the Group’s future results, level of activity, performance or achievements will meet these expectations. Moreover, neither UBS, nor UBS Group nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless UBS or UBS Group is required by law to update these forward-looking statements, UBS Group will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.